SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            NETWORK PERIPHERALS INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    64121R100
                                 (CUSIP Number)
                                    Copy to:

Seneca Ventures                          Stephen A. Cohen, Esq.
68 Wheatley Road                         Morrison Cohen Singer & Weinstein, LLP
Brookville, New York  11545              750 Lexington Avenue
Telephone (516) 626-3070                 New York, New York 10022
                                         Telephone (212) 735-8600

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 8, 1997
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                  - 1 of 14 -

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                          Woodland Venture Fund
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                   (a) [X]
   |
   |                                                                     (b) [_]
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                [_]
   |
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                           New York
   |
--------------------------------------------------------------------------------
                   |  7    Sole Voting Power
                   |          425,000 shares                                3.5%
      Number of    |------------------------------------------------------------
       Shares      |  8    Shared Voting Power
    Beneficially   |          605,000 shares                                5.0%
      Owned By     |------------------------------------------------------------
        Each       |  9    Sole Dispositive Power
      Reporting    |          425,000 shares                                3.5%
       Person      |------------------------------------------------------------
        With       | 10    Shared Dispositive Power
                   |          605,000 shares                                5.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,030,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)                     8.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 2 of 14 -

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                          Woodland Partners
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                   (a) [X]
   |
   |                                                                     (b) [_]
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                [_]
   |
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                           New York
   |
--------------------------------------------------------------------------------
                   |  7    Sole Voting Power
                   |          300,000 shares                                2.5%
      Number of    |------------------------------------------------------------
       Shares      |  8    Shared Voting Power
    Beneficially   |          730,000 shares                                6.0%
      Owned By     |------------------------------------------------------------
        Each       |  9    Sole Dispositive Power
      Reporting    |          300,000 shares                                2.5%
       Person      |------------------------------------------------------------
        With       | 10    Shared Dispositive Power
                   |          730,000 shares                                6.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,030,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)                     8.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 3 of 14 -

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                             Seneca Ventures
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                   (a) [X]
   |
   |                                                                     (b) [_]
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                [_]
   |
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                           New York
   |
--------------------------------------------------------------------------------
                   |  7    Sole Voting Power
                   |          205,000 shares                                1.7%
      Number of    |------------------------------------------------------------
       Shares      |  8    Shared Voting Power
    Beneficially   |          825,000 shares                                6.8%
      Owned By     |------------------------------------------------------------
        Each       |  9    Sole Dispositive Power
      Reporting    |          205,000 shares                                1.7%
       Person      |------------------------------------------------------------
        With       | 10    Shared Dispositive Power
                   |          825,000 shares                                6.8%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,030,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)                     8.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 4 of 14 -

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                        Woodland Services Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                   (a) [X]
   |
   |                                                                     (b) [_]
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*              OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                [_]
   |
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                           New York
   |
--------------------------------------------------------------------------------
                   |  7    Sole Voting Power
                   |          0 shares                                        0%
      Number of    |------------------------------------------------------------
       Shares      |  8    Shared Voting Power
    Beneficially   |          1,030,000 shares                              8.4%
      Owned By     |------------------------------------------------------------
        Each       |  9    Sole Dispositive Power
      Reporting    |          0 shares                                        0%
       Person      |------------------------------------------------------------
        With       | 10    Shared Dispositive Power
                   |          1,030,000 shares                              8.4%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,030,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)                     8.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                   CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 5 of 14 -

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                            Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                   (a) [X]
   |
   |                                                                     (b) [_]
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, 00
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                [_]
   |
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                      United States
   |
--------------------------------------------------------------------------------
                   |  7    Sole Voting Power
                   |          100,000 shares                                 .8%
      Number of    |------------------------------------------------------------
       Shares      |  8    Shared Voting Power
    Beneficially   |          930,000 shares                                7.6%
      Owned By     |------------------------------------------------------------
        Each       |  9    Sole Dispositive Power
      Reporting    |          100,000 shares                                 .8%
       Person      |------------------------------------------------------------
        With       | 10    Shared Dispositive Power
                   |          930,000 shares                                7.6%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,030,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)                     8.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 6 of 14 -

CUSIP
No. 64121R100                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                          Marilyn Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                   (a) [X]
   |
   |                                                                     (b) [_]
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          00
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                [_]
   |
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                     United States
   |
--------------------------------------------------------------------------------
                   |  7    Sole Voting Power
                   |          0 shares                                        0%
      Number of    |------------------------------------------------------------
       Shares      |  8    Shared Voting Power
    Beneficially   |          1,030,000 shares                              8.4%
      Owned By     |------------------------------------------------------------
        Each       |  9    Sole Dispositive Power
      Reporting    |          0 shares                                        0%
       Person      |------------------------------------------------------------
        With       | 10    Shared Dispositive Power
                   |          1,030,000 shares                              8.4%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,030,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)                     8.4%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 7 of 14 -

      This statement, dated December 8, 1997, constitutes Amendment No. 2 to the
Schedule 13D, dated May 30, 1996, regarding the reporting persons' ownership of certain securities of Network Peripherals Inc. (the "Issuer"). This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule. This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 3.     Source and Amounts of Funds or Other Consideration

            The partnerships obtained funds for the purchase of the additional shares of Common Stock from their respective working capital and other funds.

            The amount of funds used in making the purchases of the shares of Common Stock in the over-the-counter market are set forth below:

            Name                                        Amount of Consideration
            ----                                        -----------------------

            Woodland Venture Fund                              $540,656
            Woodland Partners                                  $673,813
            Seneca Ventures                                    $281,709
            Barry Rubenstein Rollover IRA                      $ 89,719

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 12,213,497 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 10, 1997:


                                  - 8 of 14 -

                                      Shares of             Percentage of Shares
                                    Common Stock               of Common Stock
Name                             Beneficially Owned          Beneficially Owned
----                             ------------------          ------------------
Woodland Venture Fund               1,030,000(1,5)                     8.4%
Woodland Partners                   1,030,000(2,5)                     8.4%
Seneca Ventures                     1,030,000(3,5)                     8.4%
Woodland Services Corp.             1,030,000(4,5)                     8.4%
Barry Rubenstein                    1,030,000(5)                       8.4%
Marilyn Rubenstein                  1,030,000(5)                       8.4%

            (b) The Fund has sole power to vote and dispose of 425,000 shares of Common Stock representing approximately 3.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and dispose of 605,000 shares of Common Stock representing approximately 5.0% of the outstanding Common Stock.

            Partners has sole power to vote and to dispose of 300,000 shares of Common Stock representing approximately 2.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 730,000 shares of Common Stock representing approximately 6.0% of the Common Stock.

            Seneca has sole power to vote and to dispose of 205,000 shares of Common Stock representing approximately 1.7% of the Common Stock, and may be deemed to have shared power to vote and to dispose of 825,000 shares of Common Stock representing approximately 6.8% of the Common Stock.

            Services may be deemed to have shared power to vote and to dispose of 1,030,000 shares of Common Stock representing approximately 8.4% of the Common Stock.

            Barry Rubenstein, by virtue of being a general partner of Seneca, Partners and the Fund, may be deemed to have shared power to vote and to dispose of 930,000 shares of Common Stock representing approximately 7.6% of the outstanding Common Stock. Barry Rubenstein has

----------

(1) The Fund disclaims beneficial ownership of 300,000 shares of Common Stock owned by Partners, 205,000 shares of Common Stock owned by Seneca and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(2) Partners disclaim beneficial ownership of 425,000 shares of Common Stock owned by the Fund, 205,000 shares of Common Stock owned by Seneca and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(3) Seneca disclaims beneficial ownership of 300,000 shares of Common Stock owned by Partners, 425,000 shares of Common Stock owned by the Fund and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(4) Services disclaims beneficial ownership of 300,000 shares of Common Stock owned by Partners, and 100,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(5) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.


                                  - 9 of 14 -
sole power to vote and dispose of 100,000 shares of Common Stock currently held in his Rollover IRA account representing approximately .8% of the outstanding Common Stock.

            Marilyn Rubenstein, by virtue of being a general partner of Partners and wife of Barry Rubenstein, may be deemed to have shared power to vote and dispose of 1,030,000 shares of Common Stock representing approximately 8.4% of the outstanding Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from October 8, 1997 through December 10, 1997, inclusive.

                          Purchase or       Number of Shares        Purchase or
Name of Shareholder        Sale Date       Purchased or (Sold)       Sale Price
-------------------        ---------       -------------------       ----------

Seneca Ventures             11/5/97               1,500                 $5.56
                            11/7/97               5,000                  6.06
                            12/1/97               7,500                  5.97
                            12/1/97               2,500                  5.63
                           12/2//97               5,000                  5.63
                            12/8/97              12,000                  6.13
                            12/9/97               5,000                  6.13
                           12/10/97               8,400                  6.19
Woodland Venture Fund      10/29/97               5,000                  5.28
                           10/30/97              10,000                  5.13
                            11/4/97              10,000                  5.41
                            11/6/97              20,000                  5.81
                            11/7/97               9,000                  6.06
                            12/1/97              15,000                  5.97
                            12/1/97               5,000                  5.63
                            12/1/97               3,500                  5.81
                            12/2/97              10,000                  5.63
                            12/8/97              23,000                  6.13
                            12/9/97              10,000                  6.13
                           12/10/97              14,500                  6.19


                                  - 10 of 14 -

                              Purchase or     Number of Shares      Purchase or
Name of Shareholder            Sale Date     Purchased or (Sold)     Sale Price
-------------------            ---------     -------------------     ----------
Woodland Partners                10/29/97           5,000               $5.28
                                 10/30/97          15,000                5.13
                                  11/4/97          10,000                5.41
                                  11/6/97          24,000                5.81
                                  11/7/97          20,000                5.81
                                  11/7/97          14,000                6.06
                                 11/18/97           5,000                5.56
                                 11/24/97           5,000                5.13
                                 11/24/97          20,000                5.31
                                  12/8/97          30,000                6.13
                                  12/8/97          20,000                6.16
                                  12/9/97           1,000                6.13
Barry Rubenstein Rollover IRA    12/10/97          14,500                6.19

            The reporting persons acquired the shares of Common Stock in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e)   Not applicable.

ITEM 7.     Material to be Filed as Exhibits

            Exhibit A. - Agreement, effective as of December 8, 1997, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


                                  - 11 of 14 -

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: December 12, 1997

                                                     s/ Barry Rubenstein
                                                     ---------------------------
                                                     Barry Rubenstein,
                                                     individually, and as
                                                     General Partner on behalf
                                                     of Seneca Ventures,
                                                     Woodland Venture Fund, and
                                                     Woodland Partners, and as
                                                     President of Woodland
                                                     Services Corp.



                                                     s/ Marilyn Rubenstein
                                                     ---------------------------
                                                     Marilyn Rubenstein





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 12 of 14 -

                                                                       Exhibit A

                       AGREEMENT PURSUANT TO RULE 13d l(f)
                    OF THE SECURITIES AND EXCHANGE COMMISSION


            AGREEMENT, to be effective as of December 8, 1997 among SENECA VENTURES, with its principal office at 68 Wheatley Road, Brookville, New York 11545, WOODLAND VENTURE FUND, with its principal office at 68 Wheatley Road, Brookville, New York 11545, WOODLAND PARTNERS, with its principal office at 68 Wheatley Road, Brookville, New York 11545, BARRY RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545, MARILYN RUBENSTEIN, residing 68 Wheatley Road, Brookville, New York 11545 and WOODLAND SERVICES CORP., with its principal office at 68 Wheatley Road, Brookville, New York 11545.

            WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by ss.13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and

            WHEREAS, Rule 13D-1(f) promulgated by the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;

            NOW THEREFORE, it is hereby agreed as follows:
            1. Each party hereto agrees that it will file all statements and reports required under ss.13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.

            2. Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to NETWORK PERIPHERALS INC., and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.

            3. Unless sooner terminated as provided in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

            4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.


                                  - 13 of 14 -

            IN WITNESS WHEREOF, we have executed this Agreement with the intention that it shall be binding upon us as of the day and year set forth above.


                                          s/ Barry Rubenstein
                                          --------------------------------------

                                          Barry Rubenstein, individually, and as
                                          General Partner on behalf of Seneca
                                          Ventures, Woodland Venture Fund,
                                          and Woodland Partners, and as
                                          President of Woodland Services Corp.


                                          s/ Marilyn Rubenstein
                                          --------------------------------------
                                          Marilyn Rubenstein

                                  - 14 of 14 -